Mail Stop 3561

Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Building #1, Suite 1511
Dalian City, Liaoning Province, People's Republic of China

> **Re:** **China Organic Agriculture, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 22, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed October 6, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 12, 2008**
> **File No. 0-52430**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please expand your disclosure to more specifically describe your new business in connection with your acquisition of 60% of Dalian Baoshui Huiming Trading Limited, which you also refer to as Ankang Agriculture Co. Ltd. For example, please briefly describe the different types of products that you sell and explain how and where they are distributed. Also, provide some sense of the dollar volume of the historical business.

Recent Developments, page 4

2. We note your response to comment two in our letter dated August 5, 2008. Please discuss in greater detail the operations of Far East Wine Holding Group Ltd. and how they will contribute to your overall business plan. You indicate that you plan to bring California wines to China "to meet growing demand there;" please elaborate upon how you intend to implement this strategy.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A (T) – Controls and Procedures, page 22

3. We note your revised disclosure indicating that the company's disclosure controls and procedures were not effective as of December 31, 2007. Please discuss why your disclosure controls and procedures were not effective and explain when and by whom the deficiencies were first identified. Please also explain exactly how you intend to rectify the deficiencies. We note your discussion on page 23 that identifies certain deficiencies as it relates to your internal controls, however, it is not clear if these are the same deficiencies that resulted in your ineffectiveness determination as it relates to your disclosure controls and procedures.

Signatures, page 32

4. We note that Form 10-K filed March 31, 2008 did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer *on behalf of the registrant* in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K. We also note that you did not include the required signatures in the amendment filed May 2, 2008 or in this amendment as indicated in your response to comment 30 in our letter dated May 28, 2008. Please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block.

Consolidated Financial Statements, page 33

Note 10 – Product Mix and Major Customers, page 49

5. In future filings please disclose the total amount of revenue from each customer that accounted for more than 10% of revenues for each year presented. Refer to comment 15 in our letter dated August 5, 2008.

Exhibits 31.1 and 31.2

6. Please revise the certifications to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

7. Please provide the segment disclosures required by paragraph 33 of SFAS 131 in future filings.

Note 4 – Property, Plant & Equipment, page F-15

8. Please supplement the information provided in your response to comment 16 in our letter dated August 5, 2008 with an analysis of the elements described in EITF 98-3 and the attributes in paragraph (d)(2) of Article 11-01 of Regulation S-X you considered in concluding that the acquisition of the Bellisimo Vineyard was an acquisition of assets as opposed to an acquisition of a business. In addition, please tell us whether your allocation of the purchase price to the net assets acquired would change if you accounted for the acquisition as a purchase of a business. Please note that if the purchase of Bellisimo Vineyard represents a purchase of a business you should submit a written no action request to the Division of Corporation Finance, Chief Accountant's Office regarding your inability to provide the financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X.

Note 9 – Note Payable – Related Party, page 17

9. We note that you recognized a gain on the debt conversions. Please disclose the gains on the debt conversions in accordance with paragraph 2 of SFAS 57. In addition, please tell us how you computed the gains on the debt extinguishments. Discuss in detail how you determined the reacquisition price, or more specifically the price per common share issued, and your consideration of any unstated rights or privileges exchanged. Refer to paragraph 20 and footnote 1 of APB 26. We also note that you refer to Xirong Xu as a related party. Please tell us if Xirong Xu was a related party as defined in Appendix B of SFAS 57 prior to the extinguishment transactions and your basis in GAAP for recognizing the gains in income.

Note 11 – Commitments, page 18

10. We note your disclosure that you agreed to sell ErMaPao on September 30, 2008. We also note your disclosure in Form 8-K filed October 10, 2008 that the sale was effective September 30, 2008 although the transaction was closed on October 7, 2008. Please tell us your rationale for not recognizing the sale of ErMaPao as of September 30, 2008 and/or why ErMaPao does not meet the criteria for recognition as held for sale as set forth in paragraphs 30 – 40 of SFAS 144. In either case, tell us why the results of operations of ErMaPao should not be reported in discontinued operations based on the conditions in paragraph 43 to SFAS 144. In addition, tell us whether you performed an impairment test and recognized an impairment loss, and disclose the amount of the impairment loss and the gain or loss recognized on the disposal. Please note that if you conclude that you should report ErMaPao as discontinued operations in an amendment, consider restating your financial statements included in the amendment to your annual report or otherwise advise.

Note 14 – Stock Warrants, Options and Compensation, page F-19

11. We reviewed your response to comment 23 in our letter dated August 5, 2008. Based on the disclosure in Note 11 to your financial statements for the year ended December 31, 2007, the warrants issued in 2007 were fully vested and you recognized stock-based compensation and the related additional paid-in capital for the grant-date fair value of the warrants during the fiscal year. Also, in your response to comment 41 in our letter dated March 11, 2008 you stated that you recognized the fair value of the warrants as an expense in fiscal 2007 because the warrants were fully vested and you had discontinued your relationship with the consultant. It does not appear that you recognized a prepaid expense that was being amortized over the term of the consulting agreement. Please tell us why you revalued the warrants and the authoritative literature that supports your accounting treatment. Also tell us why a revaluation of the warrants at the end of fiscal 2007 would have an effect on stockholders equity in fiscal 2008. Finally, please tell us the actual adjustments resulting from the revaluation of the 2007 warrants for the three months ended March 31, 2008, June 30, 2008 and September 30, 2008.

12. We reviewed your response to comment 24 in our letter dated August 5, 2008. Please tell us why you believe the date you committed to issue the warrants represents the measurement date as defined in EITF 96-18. In doing so describe the facts and circumstances that support a determination that a commitment for performance was reached on the issuance date of the warrants as opposed to the date the services are completed. Specifically address the disincentives for nonperformance. In addition, if you conclude that the warrants should be measured at fair value at each reporting date, tell us the effect of the error on your

financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and how you determined the amounts.

<u>Exhibits 31.1 and 31.2</u>

13. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. For example, you should refer to "this report" as opposed to "this quarterly report" in paragraphs 2, 3 and 4(a), include the reference to internal control over financial reporting in the introduction to paragraph 4 and include paragraphs (a) through (d) of paragraph 4 as set forth in Item 601(b)(31) of Regulation S-K.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.